TraqIQ, Inc.

14205 SE 36th Street, Suite 100

Bellevue, WA 98006

Tel: (425) 442-4850

www.traqiq.com

February 25, 2019

Ms. Sonia Bednarowski

Office of Transportation and Leisure

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	TraqIQ, Inc. (the “Registrant”)
Offering Statement on Form 1-A
File No.: 024-10849

Dear Ms. Bednarowski:

On behalf of TraqIQ, Inc. (the “Company”), I hereby request acceleration of the effective date and time of the above referenced offering statement to 2:00 p.m. Pacific Time, Wednesday, February 27, 2019, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

1.	Should the Commission of the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission of the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TraqIQ, Inc.

/s/ Ajay Sikka

Ajay Sikka

Chief Executive Officer